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                              December 8, 2021

       Brian Webster
       Chief Executive Officer
       Kestra Medical Technologies, Ltd.
       3933 Lake Washington Blvd NE Suite 200,
       Kirkland, Washington 98033

                                                        Re: Kestra Medical
Technologies, Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
23, 2021
                                                            CIK 0001877184

       Dear Mr. Webster:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Business, page 104

   1. We note your disclosures on page 8 and page 111 describing your exclusive partnership with Global Medical
Response. Please revise your Business section, where appropriate, to describe the material
terms of this partnership agreement and file the agreement as an exhibit to your
registration statement. Alternatively, provide the basis for your belief that it is not required to
be filed as an exhibit.
       Exhibits

   2.                                                   Your disclosure
throughout the prospectus indicates that the prospectus includes information from a
study by the IBM Watson group that you funded. Please tell us what
 Brian Webster
Kestra Medical Technologies, Ltd.
December 8, 2021
Page 2
      consideration you gave to filing a third party consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.
       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Webster
                                                             Division of
Corporation Finance
Comapany NameKestra Medical Technologies, Ltd.
                                                             Office of Life
Sciences
December 8, 2021 Page 2
cc:       Sophia Hudson, P.C.
FirstName LastName